SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: June 24, 2015

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Jeffrey A Schreiner
jschreiner@ezchip.com
Tel: (US) 1 408 520 3676

EZCHIP HIGHLIGHTS NEW ROUTER OPPORTUNITIES FOR NPS,
UNLEASHED BY NETWORKING MARKET DYNAMICS

Yokneam, Israel, June 24, 2015 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, is providing an update on current market dynamics aiming to disrupt the way carrier and data center networks are built and opening new opportunities for EZchip’s processors. The emergence of ‘white box’ systems in carrier and data center networks is expected to change how future networking equipment is sourced. EZchip believes white box systems will open vast new opportunities for off-the-shelf merchant silicon, which may substantially decrease future competition from in-house chip developments. For EZchip, a market leader in merchant network processors (NPUs), the shift unfolding within the networking and data center markets, due to white boxes, as well as the proliferation of SDN and NFV, provides access to new large market segments which were previously held captive by equipment vendors who often opted to use in-house chips.

New network architectures implementing SDN and NFV present a fundamental change across carrier and data center networks and aim to deliver benefits in service agility and revenue generation, operational efficiencies and capex savings. Central to SDN and NFV is the underlying infrastructure which leverages commercial off-the-shelf switching and routing hardware. These ’white boxes’ are typically standard low-cost hardware systems, available from multiple hardware vendors, which rely on operating systems and software applications purchased separately from software vendors or loaded from the open source community, and in some cases augmented by in-house development by the operators themselves. At the core of the white box is a silicon engine driving all data processing and forwarding. For white box routing systems, EZchip’s NPS network processor is emerging as a leading merchant silicon offering for the deployments targeting performance, scale, and features often required in systems for large service provider and data center networks.  EZchip’s NPS is well-positioned within the emerging white box, SDN, and NFV markets as a key merchant silicon solution capable of providing data plane layer 2-7 functionality in a single chip.

EZchip’s NPS network processor specifically targets open and software programmable routing platforms as well as the acceleration and scaling of NFV virtual applications to carrier and data center grade. The NPS-400 is scheduled to sample in the fourth quarter of 2015 and the next generation NPS-1000, with more than double the throughput is already in development. Both the NPS-400/1000 are a testament to EZchip’s long-standing commitment to deliver market leading products which support changing market dynamics and are expected to solidify EZchip’s market leading position in the merchant, high-speed, programmable, feature rich, network processor market.

SDN and NFV present operators with the opportunity to reshape the current networking vendor ecosystem, and utilize an increasing number of vendors and solutions. In particular, as network operators embrace the white box model such a model is expected to disrupt the model of current “closed” proprietary solutions provided by a small number of router vendors, and open their networks to an unprecedented diversification of vendors. With many alternatives for both system hardware and software, yet limited offerings of merchant routing silicon, EZchip is potentially poised to see great benefit from the traction of SDN and NFV in carrier, data center, cloud and enterprise networks. Furthermore, the adoption of SDN and NFV holds the potential, over time, to tip the scale towards networking vendors favoring merchant silicon over in-house chips for their proprietary networking equipment.  Thereby further increasing the market opportunities for EZchip as a leading supplier of powerful routing silicon for carrier and data centers.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

“Already well established in hyperscale data centers, the white-box model is increasing demand for high-end merchant networking silicon,” said Bob Wheeler, principal analyst for networking at The Linley Group. “As service providers adopt this model for routing platforms in the context of NFV, EZchip is uniquely positioned to meet their needs. The NPS-400 provides an unmatched combination of programmability, throughput, and services scale, building on EZchip’s proven and market-leading network-processor technology.”

“The input we consistently receive directly from large service providers and data center operators, as well as the public statements they make, signify they expect that SDN and NFV will become the foundations of their future networks,” said Eli Fruchter, CEO of EZchip. “At the same time, some large data center operators are already leveraging and benefitting from these disruptive market technologies in their deployed servers and switches. The NPS is the common denominator for network’s routing platforms, whether they are white boxes from ODMs or proprietary systems from traditional vendors. We believe that the NPS’s unmatched programmability coupled with its high performance and integration position the NPS to be among the leading merchant silicon for both white box and proprietary systems. We are anticipating a shift in the future sourcing of networking equipment under which, in addition to the traditional equipment vendors, service providers and large data center operators, could also become significant future customers for EZchip. Several of these have already selected the NPS-400 and are waiting for its samples to start their product designs, at which time we hope to transition these engagements towards confirmed design wins. We hope to have better visibility regarding customer engagements, and potentially report future design win traction, shortly after the NPS-400 tapes out during the third quarter, with samples during the fourth quarter. We remain confident that the NPS will allow EZchip to capitalize upon the market dynamics reshaping the networking market and continue to be a leading merchant silicon provider for multiple end markets for many years to come.”

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.